Filed by Synopsys, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                             Subject Company: Avant! Corporation
                                                     Commission File No. 0-25864



The following press release was issued jointly by Synopsys, Inc. and Avant! Corporation on December 3, 2001.

                                                              NEWS RELEASE

Editorial Contacts:

Craig Cochran                                   Lynda DeVol
Synopsys, Inc.                                  Avant! Corporation
(650) 584-4230                                  (858) 597-7534
craig@synopsys.com                              lynda_devol@avanticorp.com

Jodi Warner
Edelman Public Relations
(650) 429-2752
jodi.warner@edelman.com


Investor Contacts:

Steve Shevick                                   Dennis Heller
Synopsys, Inc.                                  Avant! Corporation
(650) 584-4880                                  (510) 413-8704
shevick@synopsys.com                            dennis_heller@avanticorp.com



                     Synopsys To Acquire Avant! Corporation

       Acquisition Will Unify Complementary Tools Used In The "Power User"
           Flow Favored By The Most Advanced IC Designers In The World

MOUNTAIN VIEW, Calif., December 3, 2001 - Synopsys, Inc. (Nasdaq:SNPS), the technology leader for complex integrated circuit (IC) design, and Avant! Corporation (Nasdaq:AVNT), a leader in physical design and transistor-level design tools for the integrated circuit (IC) industry, today announced that they have entered into a definitive agreement for Synopsys to acquire Avant!. Under the agreement, Avant! shareholders will receive 0.371 Synopsys shares for each outstanding Avant! share, and Avant! will become a wholly-owned subsidiary of Synopsys. The acquisition is expected to close within three to six months.
"The acquisition of Avant! and its key technology offerings brings our customers proven, advanced physical design technology that is a perfect complement for our Physical Synthesis products," stated Aart de Geus, chairman and CEO of Synopsys. "It allows us to assemble and deliver for our customers what we firmly believe is the best IC design flow in the industry. As an aside, it fulfills the requests we've been hearing from our customers for years to make this acquisition a reality."

         "The combination of Synopsys and Avant! brings together the best technologies and product development teams in the industry," said Dr. Paul Lo, president of Avant!. "I believe that the combined company will become the preeminent supplier in the EDA industry."

         With ever-growing design sizes and ever-decreasing physical geometries, chip designers need to employ the best tools and design flows to continue to innovate. Synopsys provides the industry's most advanced front-end design tools, which will be complemented by Avant!'s technology-leading back-end tools and MilkyWay(TM) database to unify the toolset chosen by the most demanding design teams.

         "At Motorola, we rely on Synopsys and Avant! tools to produce increasingly complex systems-on-chip designs within ever-shortening design cycles," said Dave Mothersole, vice president and director, Architecture & Systems Platforms, Semiconductor Products Sector, Motorola. "I am delighted to see that Avant!'s products have found a new home at Synopsys, and I expect we will see innovative technology and better design solutions as a result."

         "NVIDIA has been a technology partner of both Synopsys and Avant! for years," said Chris Malachowsky, vice president of engineering, NVIDIA. "We rely on Synopsys Physical Synthesis and Avant!'s SinglePass(TM) physical implementation products to tape out advanced, industry leading GPUs like the GeForce3(TM) Ti500 and platform processors like nForce(TM). Both companies have committed technologists and a strong track record of delivering innovation. This merger is great news for NVIDIA and for the entire semiconductor industry."

         "We count on Synopsys to deliver leading-edge EDA tools to our design teams that keep pace with ST Microelectronics' aggressive semiconductor technology roadmap," said Joel Monnier, corporate vice president and Central R&D manager, ST Microelectronics. "Making bold moves in a tough economic climate enables strong companies to emerge as leaders from the market downturn. Synopsys has just made such a move."

         "Synopsys and Avant! are both strategic business partners to TI's development teams, and provide essential technology for the on-time development of products like our highest performance C6000 DSP chip," said Mike Hames, senior vice president, Worldwide DSP Products, Texas Instruments. "Combining the two companies will certainly result in even faster technology innovation for TI's IC design teams and our customers."

         "The acquisition of Avant! by Synopsys is a truly significant development for our mutual customers," said Rick Tsai, president and chief operating officer of TSMC. "Today, many of our customers use Synopsys and Avant! tools through our reference design flow. As the leading worldwide foundry, we count on the Synopsys-Avant! combination to deliver the highest performance, lowest risk design solution."

Structure of the Transaction

         The acquisition is subject to approval by both companies' shareholders as well as customary regulatory approvals and other customary conditions. The definitive agreement has been unanimously approved by both boards of directors, as well as by a special committee of independent directors of Avant!, and each of the Avant! directors and executive officers owning Avant! shares has agreed to vote his shares in favor of the transaction. Under certain circumstances, if the transaction is not completed, Avant! will be obligated to pay Synopsys a termination fee of $45 million. The transaction is structured as a tax-free merger of Avant! with a Synopsys subsidiary, and will be accounted for as a purchase transaction.

         In connection with the transaction, Synopsys has arranged to obtain approximately $500 million in insurance with respect to the pending Cadence litigation, for a premium of $335 million. If the ultimate liability and expenses of the litigation are less than approximately $250 million, Synopsys will be entitled to a refund of that difference.

         Synopsys will provide further information, including commentary on the financial impact of the proposed acquisition of Avant! on Synopsys, in the conference call detailed below.

Conference Call Open to Investors

         Synopsys will hold a conference call for financial analysts and investors today at 3:00 p.m. Pacific Time. The conference call is accessible by calling 1-800-230-1093 (or +1-612- 288-0337 for international callers). A live webcast of the call will also be available through a link at Synopsys' web site at http://www.synopsys.com/corporate/invest/invest.html or from On24 i-network at http://www.on24.com/clients/default/event.html?eventid=113. A replay will be available at http://www.synopsys.com/corporate/invest/invest.html beginning Monday, December 3, 2001 at approximately 9:30 p.m. Pacific Time and ending Friday, December 21, 2001.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements regarding the expected date of closing the acquisition; future financial and operating results; and timing and benefits of the acquisition. These statements are based on Synopsys' and Avant!'s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include the successful closing of the acquisition; changes in both companies' businesses during the period between now and the closing date; litigation relating to the transaction or the businesses, including the outcome of litigation between Avant! and Cadence Design Systems, Inc.; the successful integration of Avant! into Synopsys' business subsequent to the closing of the acquisition; timely development, production and acceptance of products and services contemplated by the merged company after completion of the proposed acquisition; increasing competition in the market for design implementation or design verification software; the ability to retain key management and technical personnel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Synopsys' report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on September 18, 2001 (pp. 21-23), and on Avant!'s report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on November 14, 2001 (pp. 21-27). Synopsys and Avant! are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

         In connection with the proposed merger, Synopsys and Avant! will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other related documents filed by Synopsys and Avant! with the SEC at the SEC's website at www.sec.gov. The joint proxy statement / prospectus (when it is available) and the other documents may also be obtained for free by accessing Synopsys' website at www.synopsys.com or by directing a request by mail or telephone to 700 E. Middlefield Road, Mountain View, CA 94043, Attention: Company Secretary, (650) 584-5000, or by accessing Avant!'s website at www.avanticorp.com or by directing a request by mail or telephone to 4671 Bayside Parkway, Fremont, CA 94538, Attention: Company Secretary, (510) 413-8000.

         Synopsys, Avant!, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Synopsys stockholders, or the Avant! stockholders, as the case may be, in connection with the proposed merger, will be set forth in the joint proxy statement / prospectus when it is filed with the SEC.

About Avant! Corporation

         Avant! Corporation (Nasdaq: AVNT) develops, markets, and supports integrated circuit (IC) design automation software solutions (from system definition to mask synthesis) for the rapid design of multimillion gate products including system on chip (SoC). These ICs power the consumer electronics, Internet infrastructure, wireless, telecommunications, and automotive products. The Company is the leading provider of physical foundation IP libraries for IC design and provides a full suite of software for integrated circuit design, process simulation, device modeling, and mask synthesis.

         Avant! is a global company founded in 1995 currently with over 65 offices in 18 countries. For more information about Avant!, please visit http://www.avanticorp.com.


About Synopsys

         Synopsys, Inc. (Nasdaq:SNPS), headquartered in Mountain View, California, creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.

                                      # # #

Synopsys is a registered trademark of Synopsys, Inc. Avant!, SinglePass and MilkyWay are trademarks of Avant! Corporation. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.